FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 18, 2004, Series 2004-3	333-115122

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENT II INC.

By: ____________________

Name: Baron Silverstein

Title: Vice President

Dated: June 18, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$1,048,466,000 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2004-4

Wells Fargo Bank, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
WaMu Capital Corp.
Underwriters

All statistical Information is preliminary and based upon Information as of June 1, 2004.

June 17, 2004

$1,048,466,000 (approx)
Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2004-4
5 Yr. Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Moodys)	Credit Enhancement %age (2)	Interest Rate Type	WAL (years) (3)	Pmt. Window (months) (3)	Certificate Type
A-1A	$138,637,100	AAA/Aaa	2.70%	Fixed (4)(6)	0.50	1-12	Senior Sequential
A-1B	$ 47,522,900	AAA/Aaa	2.70%	WAC (5)(6)	0.50	1-12	Senior Sequential
A-2	$81,891,000	AAA/Aaa	2.70%	WAC (5)(6)	1.25	12-18	Senior Sequential
A-3	$143,197,000	AAA/Aaa	2.70%	WAC (5)	2.00	18-31	Senior Sequential
A-4	$109,269,000	AAA/Aaa	2.70%	WAC (5)	3.00	31-42	Senior Sequential
A-5	$91,012,000	AAA/Aaa	2.70%	WAC (5)	4.00	42-54	Senior Sequential
A-6	$363,755,000	AAA/Aaa	2.70%	WAC (5)	4.49	54-54	Senior Sequential
A-7	$50,000,000	AAA/Aaa	2.70%	WAC (5)	2.88	1-54	Senior Pass-Through
X-1	Notional (7)	AAA/Aaa	2.70%	WAC (7)	Not Provided		Senior Interest- Only
B-1	$11,064,000	AA/Aa2	1.65%	WAC (8)	4.28	1-55	Subordinate
B-2	$7,376,000	A/A2	0.95%	WAC (8)	4.28	1-55	Subordinate
B-3	$4,742,000	BBB/Baa2	0.50%	WAC (8)	4.28	1-55	Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.

(3) Weighted Average Life (WALs) and Payment Windows are calculated based upon a pricing prepayment speed of 18% CPR and are shown to the applicable Roll Date;

(4) On or prior to the Distribution Date in December 2008, the Class A-1A Certificates will bear interest at a rate (the Pass Through Rate) equal to the lesser of (a) such class's fixed rate and (b) the weighted average of the Net Rates of the Mortgage Loans. After the Distribution Date in December 2008, the Class A-1A Pass-Through Rate will be a variable rate equal to the weighted average of the Net Rates of the Mortgage Loans.

(5) The Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-7 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [3.517%].

(6) The Accrual Period for the Class A-1A, Class A-1B, Class A-2 and Class X Certificates will be the period from and including the preceding Distribution Date (or from the closing date for the July 2004 distribution) to and including the day prior to the current Distribution Date.

(7) On or prior to the Distribution Date in December 2008, The Class X-1 Certificates will bear interest at a rate equal to the excess, if any, of (a) the Weighted Average Net Rates on the Mortgage loans over (b) the Pass Through Rate on the Class A-1A Certificates based on a notional amount equal to the aggregate principal balance of the Class A-1A Certificates. After the Distribution Date in December 2008, the Class X-1 notional balance will become zero and therefore will not receive any more payments of interest.

(8) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [3.517%].

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank, N. A.
Trustee/Paying Agent:	U.S. Bank National Association
Originator/Servicer:	The Mortgage Loans were originated and will be serviced by Wells Fargo Home Mortgage Inc.
Cut-off Date:	June 1, 2004
Closing Date:	June 30, 2004
Rating Agencies:	Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") on the Senior Certificates. S&P on the Subordinate Certificates
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing July 25, 2004
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period for the Class A-1A, Class A-1B and Class A-2 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). The Class A-1A, Class A-1B and Class A-2 Certificates settle flat.

The interest accrual period on the Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class X-1 and the Subordinate Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class X-1 and the Subordinate Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).

Auction Administrator: U.S. Bank National Association

Mandatory Auction Certificates: Each of the Class A-1A, Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates.

Mandatory Auction: Five business days prior to the Distribution Date in December 2008, the Auction Administrator will auction the Mandatory Auction Certificates to third-party investors. The proceeds of the auction and amounts received from the Counterparty, if any, will be paid to the Auction Administrator who will then distribute an amount equal to the Par Price to the holders of the remaining Mandatory Auction Certificates on the Auction Distribution Date.

These holders will be obligated to tender their respective Certificates to the Auction Administrator.

The Counterparty, pursuant to a Par Price Payment Agreement with the Auction Administrator, will agree to pay the excess, if any, of the Par Price over the Auction Price.

Counterparty: An entity, the long term debt obligations of which are rated at least "A" by S&P and "A2" by Moody's.

Auction Price: The price at which the Auction Administrator sells each of the Mandatory Auction Certificates to third party investors.

Par Price: With respect to each of the Mandatory Auction Certificates, other than the Class A-1A, Class A-1B and Class A-2 Certificates, the sum of (i) the principal balance of such Class, after reducing the principal balance of such Class by the related principal distributions and losses on the Auction Distribution Date and (ii) accrued interest on such Class from the first day of the month in which the Auction Distribution Date occurs, up to but excluding the Auction Distribution Date, on such reduced balance.

With respect to the Class A-1A, Class A-1B and Class A-2 Certificates the principal balance of such Class, after reducing the principal balance of such Class by the related principal distributions and losses on the Auction Distribution Date

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$2,107,000	WAC (see footnote 8)
Class B-5	$2,108,000	WAC (see footnote 8)
Class B-6	$1,054,708	WAC (see footnote 8)

Collateral Description: As of June 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.053 million. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR or One-Year Treasury indexed mortgage loans with initial rate adjustments occurring five years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties.

Approximately 35% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining mortgage loans fully amortize over their original term (generally 30-years). In addition, approximately 60% of the mortgage pool are relocation mortgage loans.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected as of June 1, 2004):

MLG	% of Pool	Gross WAC	Net WAC (3)	WAM (mos.)	Gross Margin	Net Margin (3)	Initial Cap	Period Cap	Max Rate	Mos to Roll
Totals:	100%	3.767%	3.517%	353	2.480%	2.230%	5.000%	2.000%	8.767%	53

NOTE: the information related to the Mortgage Loans described herein reflects information as of the June 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates provide credit enhancement for the Class A Certificates.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A Certificates at a rate equal to their respective Pass-Through Rates (as described on page 2 and 3 hereof);
2. Payment of principal to the holders of the Class A Certificates in an amount equal to the Senior Optimal Principal Amount; and
3. Further, the Senior Optimal Principal Amount is allocable to the Class A Certificates in the following sequence:
   Concurrently to:
   a.) The Class A-7 Certificates; and
   b.) the remaining Class A Certificates as follows:
   - First, pro rata to the Class A-1A and Class A-1B until reduced to zero;
   - Second, to the Class A-2 until reduced to zero;
   - Third, to the Class A-3 until reduced to zero;
   - Fourth, to the Class A-4 until reduced to zero;
   - Fifth, to the Class A-5 until reduced to zero; and
   - Sixth, the Class A-6 until reduced to zero.
4. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including June 2011. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed

a) on or prior to June 2007, 20% or b) after June 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated to the Class A Certificates, pro rata.

BSARM 2004-4																	
GROUPS	Balance	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
Group 1	1,053,735,707.62	3.767	3.517	2.500	4.000	459,344.25	360	7	353	71.28	723.06	2.480	53	5.000	2.000	8.767	2.230
TOTAL	1,053,735,707.62	3.767	3.517	2.500	4.000	459,344.25	360	7	353	71.28	723.06	2.480	53	5.000	2.000	8.767	2.230

Current Balance

CURRENT BALANCE	Percent
- 50,000.99	0.0073
50,001.00 - 100,000.99	0.1057
100,001.00 - 150,000.99	0.7924
150,001.00 - 200,000.99	1.6765
200,001.00 - 250,000.00	1.9688
250,000.01 - 300,000.00	2.6314
300,000.01 - 350,000.00	7.0315
350,000.01 - 400,000.00	12.8345
400,000.01 - 450,000.00	11.2340
450,000.01 - 500,000.00	12.9890
500,000.01 - 550,000.00	9.7858
550,000.01 - 600,000.00	9.0733
600,000.01 - 650,000.00	10.4856
650,000.01 - 700,000.00	3.1490
700,000.01 - 750,000.00	2.6967
750,000.01 - 800,000.00	2.0694
800,000.01 - 850,000.00	1.1105
850,000.01 - 900,000.00	1.8398
900,000.01 - 950,000.00	1.2377
950,000.01 - 1,000,000.00	5.2604
1,000,000.01 +	2.0207
TOTAL	100.0000

Current Gross Coupon

CURRENT GROSS COUPON	Percent
2.500	0.3908
2.625	0.2280
2.750	0.4751
2.875	0.5705
3.000	1.2113
3.125	1.4878
3.250	3.2395
3.375	4.6981
3.500	7.5752
3.625	8.9570
3.750	14.3890
3.875	20.2349
4.000	36.5429
TOTAL	100.0000

Current Net Coupon

CURRENT NET COUPON	Pct of overall CURRENT BALANCE
2.250	0.3908
2.375	0.2280
2.500	0.4751
2.625	0.5705
2.750	1.2113
2.875	1.4878
3.000	3.2395
3.125	4.6981
3.250	7.5752
3.375	8.9570
3.500	14.3890
3.625	20.2349
3.750	36.5429
TOTAL	100.0000

Original Loan to Value

LOAN TO VALUE	Pct of overall CURRENT BALANCE
5.01 - 10.00	0.0487
15.01 - 20.00	0.2859
20.01 - 25.00	0.1744
25.01 - 30.00	0.5928
30.01 - 35.00	0.8071
35.01 - 40.00	1.9746
40.01 - 45.00	1.5963
45.01 - 50.00	2.7434
50.01 - 55.00	3.7569
55.01 - 60.00	5.3713
60.01 - 65.00	6.7175
65.01 - 70.00	14.0966
70.01 - 75.00	7.6848
75.01 - 80.00	50.5313
80.01 - 85.00	1.3068
85.01 - 90.00	1.5986
90.01 - 95.00	0.7130
TOTAL	100.0000

Credit Score

FICO SCORE	Percent
- 0	2.6351
551 - 600	0.0492
601 - 650	2.6696
651 - 700	14.1184

Credit Score

FICO SCORE	Percent
701 - 750	30.9766
751 - 800	46.4643
801 - 850	3.0869
TOTAL	100.0000

Original Term

STATED ORIGINAL TERM	Percent
181 - 240	0.0461
360 - 360	99.9539
TOTAL	100.0000

Remaining Term

STATED REM TERM	Pct of overall CURRENT BALANCE
181 - 240	0.0461
301 - 360	99.9539
TOTAL	100.0000

State

STATE	Pct of overall CURRENT BALANCE
AL	0.3189
AR	0.2649
AZ	1.4428
CA	31.6218
CT	4.0549
DC	0.9574
DE	0.1189
FL	5.7778
GA	3.0983
HI	0.5198
ID	0.1365
IL	5.6665
IN	0.8962
KS	0.6954
KY	1.1408
LA	0.2173
MA	3.5551
MD	2.8213
ME	0.0784
MI	1.7429
MN	2.7246
MO	1.1659

State

STATE	Pct of overall CURRENT BALANCE
MT	0.0151
NC	1.4889
ND	0.0343
NE	0.2116
NH	0.3540
NJ	7.2731
NM	0.1701
NV	0.7181
NY	3.4937
OH	1.7745
OK	0.0418
OR	0.5927
PA	2.9859
RI	0.2180
SC	0.7294
SD	0.0799
TN	0.7289
TX	0.0440
UT	0.2965
VA	5.8598
VT	0.0106
WA	3.0113
WI	0.6839
WV	0.1673
TOTAL	100.0000

Loan Purpose

LOAN PURP	Pct of overall CURRENT BALANCE
Cash Out Refinance	3.1093
Purchase	78.5464
Rate/Term Refinance	18.3443
TOTAL	100.0000

Occupancy

OCCTYPE	Pct of overall CURRENT BALANCE
Owner Occupied	98.0193
Second Home	1.9807
TOTAL	100.0000

BSARM 2004-4

Property Type

PROPTYPE	Pct of overall CURRENT BALANCE
2-4 Family	0.1633
CO-OP	0.4549
High Rise Condominiu	2.4694
Low Rise Condominium	7.0163
PUD	0.2741
Single Family	89.6220
TOTAL	100.0000

Documentation Code

DOCTYPE	Pct of overall CURRENT BALANCE
Asset Only	28.6622
Full/Alternative	37.3549
Income Only	3.9152
No Documentation	30.0678
TOTAL	100.0000

Collateral Grouped by MI

LOAN TO VALUE MI	Pct of overall CURRENT BALANCE
0.00 - 80.00	96.382
AAA/AA provider	0.090
No MI	96.292
80.01 +	3.618
GE Capital MI	0.317
Mortgage Guaranty In	0.112
PMI	0.177
Republic MIC	1.788
Triad Guaranty	1.095
United Guaranty	0.130
TOTAL	100.000

Grouped by Prepay

PREPAY PPY TERM	Pct of overall CURRENT BALANCE
No	100.0000
0.000	100.0000
TOTAL	100.0000

Interest Only

IO FLAG	Pct of overall CURRENT BALANCE
N	65.5252
Y	34.4748
TOTAL	100.0000

Index Type

INDEX	Pct of overall CURRENT BALANCE
1 Year CMT	46.1738
1 Year LIBOR	53.8262
TOTAL	100.0000

Months to Roll

ROLL	Total CURRENT BALANCE
30 - 39	4,162,995.9700
40 - 49	140,122,646.5400
50 - 59	909,450,065.1100
TOTAL	1,053,735,707.6200

Gross Margin

MARGIN	Pct of overall CURRENT BALANCE
2.250 - 2.499	53.9030
2.750 - 2.999	46.0970
TOTAL	100.0000

Max Rate

MAX RATE	Pct of overall CURRENT BALANCE
0.000 - 7.999	1.6643
8.000 - 8.499	10.6366
8.500 - 8.999	51.1561
9.000 - 9.499	36.5429
TOTAL	100.0000

BSARM 2004-4

Relo Flag

RELO FLAG	Pct of overall CURRENT BALANCE
N	39.8094
Y	60.1906
TOTAL	100.0000